Exhibit 16.1

February 3, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by BTRS Holdings Inc. (f/k/a South Mountain Merger Corp.) under Item 304(a)(1)(v) of Regulation S-K of its Form S-1 filed February 3, 2021. We agree with the statements concerning our Firm under Item 304(a)(1)(v) of Regulation S-K, in which we were informed of our dismissal on January 12, 2021, effective following the completion of the South Mountain Merger Corp. audit for the year ended December 31, 2020, which will consist only of the accounts of South Mountain Merger Corp., the pre-transactions special purpose acquisition company. We are not in a position to agree or disagree with other statements of BTRS Holdings Inc. (f/k/a South Mountain Merger Corp.) contained therein.

Very truly yours,

/s/ Marcum llp